UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D

       Under the Securities Exchange Act of 1934 (Amendment No. ________)*

                         ALANCO TECHNOLOGIES, INC.
                         ------------------------
                             (Name of Issuer)

                               Common Stock
                               ------------
                      (Title of Class of Securities)

                               011612 40 5
                                -----------
                              (CUSIP Number)

                            Robert R. Kauffman
           15900 N. 78th Street, Suite 101, Scottsdale, AZ 85260
                              (480) 607-1010
                              --------------
               (Name, Address and Telephone Number of person
              Authorized to Receive Notices and Communications)

                                October 29, 2001
                                ----------------
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form withrespect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover pageshall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. ..................................011612 40 5

        1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
            Robert R. Kauffman
            ###-##-####

        2. Check the Appropriate Box if a Member of a Group
           (See Instructions)    (a) _____________
                                 (b) _____________

        3. SEC Use Only........................................................

        4. Source of Funds (See Instructions)   Personal Funds.

        5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e).................

        6. Citizenship or Place of Organization   USA

Number of Shares
Beneficially      7.       Sole Voting Power     2,305,632
Owned by          8.       Shared Voting Power
Each              9.       Sole Dispositive Power    2,305,632
Reporting         10.      Shared Dispositive Power
Person With

       11. Aggregate Amount Beneficially Owned by Each Reporting Person
           2,305,632

       12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

       13. Percent of Class Represented by Amount in Row (11)     22.5

       14. Type of Reporting Person (See Instructions)

           Robert R. Kauffman:  IN

Item 1.           Security and Issuer

Common Stock      Alanco Technologies, Inc.
                  15900 N. 78th Street, Suite 101
                  Scottsdale, AZ 85260

Item 2.           Identity and Background

         This Schedule 13D is filed on behalf of Robert R. Kauffman, whose business address is located at 15900 N. 78th Street, Suite 101, Scottsdale, AZ 85260. Mr. Kauffman is President, Chief Executive Officer and Chairman of the Board of Directors of Alanco Technologies, Inc., the issuer identified above. Mr. Kauffman is a citizen of the United States of America.

         During the last five years, Mr. Kauffman has not (i) been convicted of a criminal proceeding, excluding traffic violations or similar misdemeanors, or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

         All shares of common stock acquired by Mr. Kauffman were paid for by private funds of Mr. Kauffman. Mr. Kauffman has acquired shares of common stock directly from the issuer and in open market purchases. The per share prices paid by Mr. Kauffman for such shares range from $0.50 to $1.88, and Mr. Kauffman's cash investment in such shares is $777,900.

Item 4.           Purpose of Transaction

         Mr. Kauffman's acquisition of common stock of the issuer is for investment purposes. As a director and Officer of the issuer, Mr. Kauffman has also been granted employee stock options with respect to the issuer's common stock for incentive purposes.

        Mr. Kauffman's common stock position has been acquired over time as follows:

Stock purchases:

    Common Stock:

     Date        Qty Purchased     Qty Sold             Comments
     ----        -------------     --------             --------
    8/1998           40,000
    9/1998           15,000
   10/1998           22,500
   11/1998           15,000
   12/1998           25,000
    1/1999           25,000
    2/1999           20,000
   3/2/1999           6,000
   4/7/1999          14,000
    7/1999            9,700
    8/1999            7,300
   9/9/1999         200,000                        exercise of option
  12/31/1999         15,000
   3/3/2000                        (60,000)
   12/2000           78,500
  8/10/2001         352,632                      conversion of preferred
  9/20/2001          20,000
                   --------
Subtotals           865,632        (60,000)

TOTAL as of 10/30/01                                     805,632

    Preferred Stock:

       Date     Preferred     Pref. Stk     Preferred      Common
                Stock         Dividends       Stock         Stock
                Purchased     Received      Converted    Equivalent
                ---------     --------      ---------    ----------
    5/22/2000    50,000
     12/2000                    2,699
    1/22/2001                   1,933
    4/20/2001                   2,031
    7/20/2001                   2,109
    8/10/2001                                (58,772)      352,632

               -------------------------------------------------------
                 50,000         8,772        (58,772)      352,632*

*Stock received upon conversion of Preferred together with additional capital paid

Option Grants:
                  Options     Exercise     Options
     Date         Granted      Price      Exercised     Comments
     ----         -------     --------    ---------     --------

     8/25/1998   1,000,000     $0.43
     6/16/1999     200,000     $0.75
      9/9/1999                 $0.75       (200,000)    exercised
      9/9/1999     200,000     $1.08
    10/18/2000     200,000     $2.00
      7/7/2001                 $2.00       (150,000)    cancelled to repay Note
    10/29/2001     250,000     $1.00
                 ---------                 ---------

Subtotals        1,850,000                 (350,000)

TOTAL as of 10/30/01                                     1,500,000

         There is no present plan or proposal for Mr. Kauffman to acquire any additional securities of issuer or dispose of securities presently owned, other than small acquisitions or sales of such securities for investment purposes. There is no extraordinary corporate transaction involving the issuer or any of its subsidiaries presently contemplated.

         There is no contemplated sale or transfer of any material amount of assets of the issuer or any of its subsidiaries.

         Upon Mr. Kauffman's employment by the issuer in July of 1998, Mr. Kauffman joined the issuer's board of directors and was given the right to nominate two additional directors, namely, Thomas C. LaVoy and Steven P. Oman. All three continue to be members of the issuer's board of directors. There are no further plans or proposals to change the number or term of directors of the issuer.

         There is no contemplated material change in the present capitalization or dividend policy of the issuer. Nor are there any other contemplated material changes in the issuer's business or corporate structure.

         There are no contemplated changes in the issuer's Articles of Incorporation, Bylaws or other similar instruments or other actions which may impede the acquisition of control of the issuer by any person.

         There is no contemplated action which would cause a class of securities of the issuer to be delisted from any national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

         Nor is any action contemplated which would result in a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

         Nor is there any action contemplated similar to any of the actions discussed above.

Item 5.         Interest in Securities of the Issuer

         Robert R. Kauffman beneficially owns aggregately 2,305,632 shares of the issuer's common stock, consisting of 805,632 shares owned outright and 1,500,000 options for shares. Said aggregate number of shares represents 22.5% of all issued and outstanding shares (when counting the option shares as issued shares). Mr. Kauffman holds sole power to vote and sole power to dispose of said shares.

         During the past sixty days, Mr. Kauffman acquired 20,000 shares at $0.90 per share in open market transactions effected on September 20, 2001. In addition, Mr. Kauffman was awarded additional options to acquire 250,000 shares of common stock of the issuer on October 29, 2001 at an exercise price of $1.00 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Robert R. Kauffman and any other person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finders fees, joint ventures, loan adoption agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Mr. Kauffman is the President, Chief Executive Officer and Chairman of the Board of Directors of the issuer, and his options to acquire shares of common stock are subject to the various option plans of the issuer.

Item 7.           Material to be filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 8, 2001

/s/ Robert R. Kauffman
-----------------------------
Robert R. Kauffman

                                Page 7 of 7